UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)
Date February 20, 2008	By:	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

MAJOR TRANSACTION
PURCHASE OF THIRTY BOEING 737 NG SERIES AIRCRAFT
EXTENSION OF TIME FOR DESPATCH OF CIRCULAR

Reference is made to the Announcement regarding, among other things, the purchase of thirty Boeing 737 NG Series aircraft (with engines) by the Company. The Company has applied to the Stock Exchange for a waiver from strict compliance with Rule 14.38 in relation to the timing for the despatch of the Circular. The Circular is expected to be available for despatch as soon as practicable but not later than 10 April 2008.

Reference is made to the announcement of the Company on 30 January 2008 (the “Announcement”) regarding the purchase of thirty Boeing 737 NG series aircraft (with engines) by the Company. Terms used herein shall have the same meanings as defined in the Announcement unless the context otherwise requires.

Pursuant to the Listing Rules, a circular regarding the “major transaction” as mentioned in the Announcement (“Circular”) is required to be despatched to the Company’s shareholders within 21 days after publication of the Announcement, that is, on or before 20 February 2008. However, due to the fact that the accounts department of the Company is currently heavily engaged in the preparation of the 2007 annual results of the Company and in light of the recent Chinese New Year holidays in the People’s Republic of China, additional time is required to collate and finalise certain information such as an updated indebtedness statement for inclusion in the Circular. The Company has therefore applied to the Stock Exchange for a waiver from strict compliance with the requirements under Rule 14.38 of the Listing Rules in relation to the timing for the despatch of the Circular. The Directors expect that the Circular will be available for despatch as soon as practicable but not later than 10 April 2008.

By order of the board of directors of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Company’s directors, as at the date of this announcement, are:

Li Fenghua	(Chairman, Non-executive Director)
Li Jun	(Vice Chairman, Non-executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Chaogeng	(Non-executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)

Shanghai, the People’s Republic of China
20 February 2008